January 16, 2018

FILED ON EDGAR

Jim Allegretto

Senior Assistant Chief Accountant, Office of

Consumer Products

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:       America Towne, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Form 10-Q for the Period Ended September 30, 2017

Filed April 14, 2017 and November 13, 2017

File N. 000-55206

Dear Mr. Allegretto:

This letter is in response to your December 18, 2017 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the “Company”). The above-captioned firm has been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

General

1.	We note ATI Modular Technology Corporation (ATI) your consolidated subsidiary, restated their financial statements included in their Amended Form 10-K filed July, 21, 2017. Please tell us in detail why you did not also restate your financial statements included in your Form 10-K for the year ended December 31, 2016 and subsequent Forms 10-Q since we understand your financial statements consolidate ATI. Refer to ASC 250-10-50-7 through 10 for guidance on correcting the financial statements.

Response: The Company notes the Commission’s comment. The Company will file the appropriate Form 10-K/A and 10-Q/As to restate the Company’s financial statements for the following periods: the fiscal year ending December 31, 2016, and the quarters ending as of September 30, 2016, March 31, 2017, June 30, 2017, and September 30, 2017.

Consolidated Balance Sheets, page F-2

Pushdown Accounting and Goodwill, page F-10

2.	Please tell us your consideration of the guidance in ASC 805-10-55-4 through 55-9 that resulted in your determination that ATI Nationwide Holdings Corporation met the definition of a business and thus should be accounted for as a business combination under ASC 805 related to your October 2016 transaction. In this regard, we note you recorded the total purchase price to goodwill. Please explain in detail why the accounting employed was justified by the cited accounting literature.

Response: The Company determined ATI Nationwide Holdings Corp. (“ATI Nationwide”), did not meet the definition of a business in accordance with ASC 805-10-55-4 through 55-9. However, the Company has restated our financial statements in accordance with this comment in all filings since the Company’s acquisition of ATI Nationwide, including the Company’s Form 10-K for the fiscal year ending on December 31, 2016 and Forms 10-Q for the quarters ending as of September 30, 2016, March 31, 2017, June 30, 2017, and September 30, 2017.

Statements of Stockholders’ Equity, page F-4

3.	The column related to deferred compensation does not foot properly for the year ended December 31, 2015. Please advise or revise.

Response: The Company notes the Commission’s comment and has made the appropriate revisions.

4.	Please explain to us the nature of the transaction that gave rise to the line items “business combination” and “capital contribution” in this statement for the year ended December 31, 2016. Additionally, tell us why the capital contribution is not reflected in the statement of cash flows. If it was a non-cash contribution, tell us where it is disclosed in the footnotes.

Response: The “Business Combination” line item refers to the accumulated deficit in ATI Modular Technology Corporation belonging to non-controlling interest when the Company acquired ATI Modular Technology Corporation (“ATI Modular”). The “Capital Contribution” line item refers to the increased paid-in capital in ATI Modular from sales of ATI Modular’s common stock after the Company acquired ATI Modular. In consolidated financial statements, this increase is attributed to the Company and non-controlling interest based on shareholding percentage. The total increase of $145,045 is already included in “proceeds from issuance of common stock” in financing activities of consolidated cash flow statement.

5.	Please reconcile for us the amount of shares issued for proceeds line item with the proceeds from issuance of common stock disclosed in the statement of cash flows for the year ended December 31, 2016.

Response: In Statements of Stockholders’ Equity, line item “Shares Issued for Proceeds”—which is $235,970—plus line item “Capital Contribution”—$145,049—equals $381,019, which tie proceeds from issuance of common stock disclosed in the statement of cash flows.

We did not combine “Shares Issued for Proceeds and “Capital Contribution” in Statements of Stockholders’ Equity since “Capital Contribution” stands for sales of shares in subsidiary and shares information in Statements of Stockholders’ Equity presents shares information of the Company.

Note 2. Summary of Significant Accounting Policies,

Income Taxes, page F-9

6.	Please tell us why you have not recognized any deferred tax assets of liabilities. The amounts you disclose as income tax liabilities as of December 31, 2016 and 2015 does not agree to the balance sheets. Please advise or reconcile for us. Also, please tell us how you have complied with the disclosure requirements in ASC 740-10-50.

Response: There was an error in recognizing deferred tax assets. The Company has made the appropriate restatements in its Form 10-K/A. In addition, the Company made the disclosure in accordance of ASC 740-10-50 in Note 8 of 10-K/A.

Revenue Recognition, page F-13

7.	You disclose sales returns of $849,000 for the year ended December 31, 2016. Please tell us the nature of these returns and your accounting policy for recording the returns. Please advise how you estimate returns given the high percentage of returns relative to actual sales. We may have further comment.

Response: This was a rare and sole occurrence involving the failure of a Customer to secure foreign exchange due to a nation-wide economic downturn in Nigeria that resulted in the Customer’s bank withdrawing its support of the Customer's transaction.

The return involved an Export Service Agreement of $849,000 payable by $25,000 cash down payment and a Letter of Credit from the Customer’s bank. Initially, the Customer’s Bank provided a written commitment to support the transaction. Later, the Customer indicated that Nigeria’s economy had slowed. As a result, the Customer has difficulty obtaining foreign exchange (i.e. US currency). At the time, there appeared to be a chronic foreign exchange problem throughout Nigeria. Later, the Bank withdrew its credit line in support of Customer’s contract because of these issues. The Customer asked if the Company would consider and agree to an alternative means of payment (including Bitcoin). However, the Company determined that: 1) the Company would not accept an alternative payment, 2) there did appear to be a lack of US dollars within Nigeria, as supported by reporting in several publications, and 3) the Customer appeared to be acting in good faith. Thus, we canceled the agreement and returned the Customer’s funds.

Note. 3 Accounts Receivable, page F-14

8.	The gross amounts you disclose in your table for accounts receivable and accounts receivable ̶ related parties, after considering the allowance for doubtful accounts, do not reconcile with the amounts disclosed on your balance sheet for 2016 and Note 7. Please review the amounts and disclosures to ensure consistency.

Response: The Company has made the appropriate revisions in Note 3. Please note that the accounts receivable for related party transactions was presented on net basis.

	AR (Gross)	Allowance	AR (Net)
Yilaime	427,175	(21,359)	405,816
Trade Center	297,000	(14,850)	282,150
	724,175

Note. 4 Note Payable, page F-14

9.	You disclose on February 13, 2016 that 3,976 shares of common stock were issued to “pay out” a note payable and interest at a $2.75 per share. This conflicts with your statement of stockholders’ equity which discloses 171,638 shares were issued at a total value of $169,168. Please advise or revise.

Response: The Company issued 3,976 shares of common stock at $2.75 per share to pay out “Note Payable”. In statement of stockholders equity, the disclosure that 171,638 shares were issued at a total value of $169,168 include conversion of Note Payable and other debt. Note Payable is not the only debt which was converted to the issuance of common stock in 2016.

Signature, page 43

10.	We note that the report has been duly signed by Alton Perkins in his capacity as your chairman of the board, chief executive officer and chief financial officer. Please revise to also include the signature of Alton Perkins in his capacities as controller or principal accounting officer. Refer to General Instruction D(2) of Form 10-K.

Response: The Company notes the Commission’s comment and has made the appropriate revisions.

Form 10-Q for the Quarterly Period Ended September 30, 2017

General

11.	We note that you changed some the of the December 31, 2016 balance sheet items included in your interim financial statements. Please tell us the nature of these adjustments and your consideration of ASC 250- 10-50-7 through 10 for guidance on correcting errors in the financial statements. Please be detailed in your explanation or we may have further comment.

Response: The change on December 31, 2016 financial statements was due to the restatement of financial statements relating to ATI Modular. As noted in the Company’s response in Comment 1, the Company has restated its financial statements on Form 10-K/A for the fiscal year ending on December 31, 2016.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, P.C..

Devin W. Bone

Devin W. Bone